United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                 Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale announces a proposal for a public offer to buy shares of Vale Fertilizantes
Rio de Janeiro, June 22, 2011 — Vale S.A. (Vale) announces that, as a result of the studies to choose the best8 option of corporate structure for its fertilizer assets, the Executive Board has decided to submit to the Board of Directors a proposal for a public offer to acquire up to 100% of the free float of its subsidiary Vale Fertilizantes S.A. (Vale Fertilizantes), a company listed on the BM&FBovespa. The next step will be to take Vale Fertilizantes private. Therefore, Vale is not considering an eventual listing of a subsidiary holding its fertilizer assets.
The free float of Vale Fertilizantes represents 15.66% of its total capital, with the common shares owned by minority shareholders representing 0.09% of total common shares while the preferred shares account for 31.77% of total preferred shares issued by Vale Fertilizantes.
The public offer to acquire shares involves a cash price of R$ 25.00 per share, for both the common and preferred shares, amounting to a total disbursement by Vale of up to R$ 2.22 billion (equivalent to US$ 1.39 billion at the BRL/USD exchange rate of 1.5910 for June 21, 2011). The price of R$ 25.00 per share implies a 41% premium over the average price of preferred shares traded in the last 20 trading days on the BM&FBovespa.
The proposal will be submitted to the Board of Directors in its meeting of Thursday, June 30, 2011. If it is approved, Vale will request the filing of the public offer with the Comissão de Valores Mobiliários (CVM), Brazil’s securities commission.
The proposal is a good opportunity for the minority shareholders of Vale Fertilizantes to monetize their shares. At the same time, it is aligned with Vale’s strategy to maximize shareholder value by consolidating the fertilizer assets in order to capture the existing synergies within Vale ´s asset portfolio and ensuring the same high standards of corporate governance followed by Vale for all its assets and subsidiaries.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations